SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

O’CHARLEY’S INC.

(Name of Subject Company)

O’CHARLEY’S INC.

(Name of Person Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

670823103

(CUSIP Number of Class of Securities)

Colin M. Daly, Esq.

General Counsel and Corporate Secretary

3038 Sidco Drive

Nashville, Tennessee 37204

(615) 782-6922

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Persons Filing Statement)

Copy to:

J. Page Davidson, Esq.

Scott W. Bell, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6253

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) by O’Charley’s Inc., a Tennessee corporation (the “Company” or “O’Charley’s”), on February 27, 2012 (which, together with this Amendment No. 1 and any subsequent amendment or supplements thereof, collectively, constitutes the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Fred Merger Sub Inc. (“Merger Sub”), a Tennessee corporation and an indirect, wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of O’Charley’s common stock at a price of $9.85 per share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 27, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereof, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the Commission on February 27, 2012 and amended on February 28, 2012 (as so amended, the “Schedule TO”). The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 1 is being filed to reflect certain updates as reflected below. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Item 8. Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by adding the following subsection at the end of such Item:

“Go-Shop Period

Under the terms of the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m., New York City time, on March 6, 2012 (such period, the “Go Shop Period”) O’Charley’s was permitted to, directly or through its representatives: (i) initiate, solicit, facilitate and encourage (publicly or otherwise) any inquiry or the making of any proposals or offers that could constitute Acquisition Proposals (as defined in the Merger Agreement) and (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations, in each case subject to the limitations set forth in the Merger Agreement and as more fully described in the Offer to Purchase. O’Charley’s was permitted to continue to engage in the solicitation activities described in the previous sentence with an Excluded Party (as defined in the Merger Agreement) after the expiration of the Go-Shop Period, subject to the terms of the Merger Agreement, including a requirement to provide Parent with written notice on March 7, 2012 identifying each Excluded Party as of such date.

During the Go-Shop Period, under the direction of O’Charley’s Board of Directors, Evercore contacted 42 potential bidders, which consisted of 14 strategic parties and 28 financial parties, to determine their level of interest in exploring an acquisition of O’Charley’s. The strategic parties were identified based on the industries in which such parties participate and their financial capability. The financial parties were identified based on the amount of funds under management, prior investment experience in relevant industries, and an ability to consummate a transaction. Any potential bidder who responded favorably was required to execute a confidentiality agreement prior to receiving access to certain confidential information regarding O’Charley’s. During the Go-Shop Period, O’Charley’s received two expressions of interest in exploring a possible transaction—one from a financial party and one from a strategic party. Both parties executed confidentiality agreements and conducted limited due diligence before informing the Company of their determination not to proceed further. Two additional parties contacted the Company with limited expressions of interest in exploring a possible transaction with O’Charley’s during the Go-Shop Period, but did not enter into confidentiality agreements or request that the Company provide any due diligence information for review. No party submitted any inquiry or proposal that specified a price for an acquisition of O’Charley’s or otherwise constituted an Acquisition Proposal.

Because no party submitted a bona fide written Acquisition Proposal during the Go-Shop Period, no party would be an Excluded Party as defined in the Merger Agreement. As a result, the Go-Shop Period terminated as of 11:59 p.m., New York City time, on March 6, 2012. The press release announcing the expiration of the Go-Shop Period is attached hereto as Exhibit (a)(9).”

Item 9. Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

“(a)(9)	Press Release issued March 7, 2012 (incorporated by reference to Exhibit 99.1 of O’Charley’s Current Report on Form 8-K filed with the Commission on March 7, 2012)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

O’Charley’s Inc.

By:	/s/ David W. Head
Name:	David W. Head
Title:	Chief Executive Officer and President

Dated: March 7, 2012